Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi invests to make France its world class center of excellence in vaccine research and production

*	Sanofi will invest more than half a billion euros to create a state-of-the-art vaccine production site (Neuville sur Saône) and a new research center (Marcy-l’Etoile) dedicated to vaccines

*	The investments will strengthen Sanofi’s leadership and capacity to advance the research of new innovative vaccines and produce them on a massive scale, in line with the corporate strategy

*	The innovative technologies of these new facilities will also provide Sanofi with the flexibility and agility needed to quickly respond to future pandemic risks

PARIS – June 16, 2020 – Sanofi today detailed plans on how the Company will make significant investments in France to increase its vaccines research and production capacities, and contribute in responding to future pandemic risks. Aligned with its corporate strategy presented last December, Sanofi will invest €610 million to create a new production site and research center in France with both dedicated to vaccines.

“Sanofi’s heart beats in France. We have a long history and exceptional teams working throughout the country, embodying our strong values. By investing in a new industrial site and a R&D center, Sanofi positions France at the core of its strategy, aiming to make France a world-class center of excellence in vaccine research and production,” said Paul Hudson, Chief Executive Officer at Sanofi. “Sanofi is a major healthcare player in France, in Europe, and worldwide. It is our responsibility to focus our resources and expertise against the current pandemic, but also to invest in preparing for future ones. We welcome the ongoing collaboration and commitment of the French authorities who we have been working alongside with the last several months to achieve this.”

Sanofi will invest in vaccine production in France and create its Evolutive Vaccine Facility (EVF) in Neuville sur Saône. This state-of-the-art industrial site will utilize the latest innovative vaccine production technologies. The project represents an investment of €490 million over a five-year period, and is expected to create 200 new jobs. Sanofi’s investment has been made possible thanks to the support and the close collaboration with French authorities over the last few months.

The building of this plant will enable Sanofi Pasteur, Sanofi’s global entity dedicated to vaccines, to be the first pharmaceutical manufacturer to benefit from such an industrial tool and to secure vaccine supplies in the event of new pandemics. EVF is a new type of factory designed around a central unit housing several fully digital production modules that make it possible to produce three to four vaccines simultaneously, versus only one in current industrial sites. This modularity will make it possible to prioritize the production of a specific vaccine in a more timely manner based on public health issues.

Sanofi has also committed to investing €120 million to create a new R&D center in France at the Sanofi Pasteur site in Marcy-l’Etoile to develop future vaccines. This state-of-the-art digital facility will house highly specialized laboratories that will enable the development of vaccines against emerging diseases and pandemic risks. The facility will become a world reference for pre-clinical research and pharmaceutical and clinical development. Sanofi expresses its gratitude to the Auvergne-Rhône-Alpes French region for its support in this project.

Sanofi shares the French authorities’ vision for a sovereign Europe in healthcare and announced last February the creation of a new industry-leading European company to provide active pharmaceutical ingredients. The company today stands ready to cooperate with France and the European Union (EU) on other projects which will provide the EU with extra vaccine (EVF extension project) or monoclonal antibody (cell culture tanks installation and start-up project) production capabilities. These supplementary capabilities can be leveraged by the EU and other pharma companies in the event of a healthcare crisis.

A world leader in vaccines

Sanofi, with its global vaccine entity Sanofi Pasteur, is a leading vaccine developer and manufacturer. Sanofi offers a portfolio of vaccines to protect children, adolescents, and adults from diseases such as influenza, infectious diseases, and endemic diseases.

With 16,000 employees and an international network of 12 industrial sites dedicated to vaccine manufacturing, including three in France (Marcy-l’Etoile, Neuville sur Saône, Val-de-Reuil), Sanofi Pasteur’s vaccines protect more than half a billion people in the world.

Sanofi is the world’s third largest vaccine producer in value terms, with a unique footprint in the Rhône-Alpes region and nearly 7,200 employees working for the Sanofi Pasteur site in Lyon, a global center of excellence in the field of vaccines.

A major player in the healthcare sector in France

Sanofi plays a major role in meeting the health needs of patients and supporting their healthcare. In France, Sanofi provides more than 200 medicines, vaccines, and health products.

With a unique footprint of 33 sites in France, including 22 industrial sites and approximately 25,000 employees, Sanofi represents a quarter of the workforce of the entire French pharmaceutical industry.

Sanofi is France’s leading private R&D investor, with more than €2 billion spent each year researching new treatments for patients, totaling half of the private research effort in France. Nearly 5,000 researchers and scientists work in a variety of therapeutic areas, mainly focusing on oncology, immuno-oncology, vaccines and rare diseases.

Sanofi also has one third of its global production in France, making it one of the country’s leading exporters. Sanofi has invested €3 billion in its French production sites over the past five years, including €1.5 billion to accelerate the build-up of biotechnologies in the country.

On the front line in the fight against Covid-19

Since the beginning of the pandemic, Sanofi has played a leading role in the fight against COVID-19. In collaboration with health authorities and international partners, Sanofi is one of the only companies in the world to work on the search for COVID-19 vaccine candidates by exploring two different technological approaches.

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The recombinant DNA technology, in collaboration with GSK, is a type of vaccine that makes it possible to industrially produce very large quantities of antigens, the proteins injected to stimulate the immune system’s response to the virus.

•	The messenger RNA technology technology, in collaboration with TranslateBio, is a vaccine that leads the human body’s cells to manufacture the virus antigens to which the immune system will react.

Sanofi is also committed to making its vaccine accessible to all and around the world.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Felix Lauscher Tel: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly, and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.